Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), December 20, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
13/12/2021	5,090	229.4652	1,167,977.80	1,900	259.4353	492,927.07	437,069.58	6,990	229.6205	1,605,047.38
14/12/2021	13,352	226.2715	3,021,177.70	7,722	252.9552	1,953,320.05	1,727,226.15	21,074	225.3205	4,748,403.85
15/12/2021	25	226.2000	5,655.00	—	—	—	—	25	226.2000	5,655.00
16/12/2021	3,306	227.6188	752,507.90	3,460	257.3909	890,572.51	785,614.43	6,766	227.3311	1,538,122.33
17/12/2021	11,856	225.3112	2,671,289.70	—	—	—	—	11,856	225.3112	2,671,289.70
Total	33,629	226.5488	7,618,608.10	13,082	255.0695	3,336,819.64	2,949,910.16	46,711	226.2533	10,568,518.26

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till December 17, 2021, the total invested consideration has been:
•Euro 60,737,158.70 for No. 285,986 common shares purchased on the MTA
•USD 5,457,277.38 (Euro 4,827,879.29*) for No. 21,214 common shares purchased on the NYSE.

As of December 17, 2021, the Company held in treasury No. 10,080,103 common shares equal to 3.92% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until December 17, 2021, the Company has purchased a total of 4,894,777 own common shares on MTA and NYSE for a total consideration of Euro 718,986,740.23.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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